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Manuel Garciadiaz

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 450 6858 fax manuel.garciadiaz@davispolk.com

November 24, 2020

Re:	Vinci Partners Investments Ltd. Draft Registration Statement on Form F-1 Submitted October 7, 2020 CIK No. 0001826286

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attn:     Lory Empie, Staff Accountant

Cara Lubit, Staff Accountant

Eric Envall, Staff Attorney

David Lin, Staff Attorney

Ladies and Gentlemen:

On behalf of our client, Vinci Partners Investments Ltd. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated November 3, 2020 (the “Comment Letter”). On October 7 2020, the Company confidentially submitted a Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering (“IPO”) of the Company’s Class A common shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company has revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1. We are also sending, under separate cover, a marked copy of Amendment No. 1 showing changes to the Draft Registration Statement.

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Draft Registration Statement on Form F-1 submitted October 7, 2020

General

1.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this submission to discuss how to submit the materials, if any, to us for our review.

Response:

The Company respectfully acknowledge the Staff's comment and advises that it will deliver, once available, supplemental copies of written “Testing the Waters” communications, if any, expected to be presented to potential investors in reliance on Section 5(d) of the Securities Act.

Summary, page 1

2.	Please ensure that the information you include in your summary is balanced. To the extent that you cite competitive strengths in your summary, please revise to provide balanced information, rather than merely providing a list of risk factors at the end of this section. Please revise your summary disclosure to provide similar levels of detail and prominence of your competitive strengths, strategies and risk factors.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 13 through 15 of Amendment No. 1 in response to the above comment to provide similar levels of detail in the Summary section for the Company’s risk factors as for the Company’s competitive strengths and strategies and has moved up the risk factor summary in order of prominence to come immediately after competitive strengths and strategies.

Summary Financial Information

Non-GAAP Financial Measures, page 21

3.	We note your disclosure of "Dividends to Partners, excluding performance fee-related dividends," "Dividends to Partners related to performance fees," "Dividends to Partners, excluding unrealized performance fee-related dividends," and "Dividends to Partners". Please reconcile these amounts to dividends as reported within your financial statements.

3	November 24, 2020

Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 28 and 94 of Amendment No. 1 in order to reconcile "Dividends to Partners, excluding performance fee-related dividends," "Dividends to Partners related to performance fees," "Dividends to Partners, excluding unrealized performance fee-related dividends," and "Dividends to Partners" with the dividend amounts reported within the Company’s financial statements.

4.	We note that footnote 6 on page 23 says that you present Adjusted Profit to provide investors and analysts with information regarding the net results of your business. Please clarify whether this is a measure used by and for internal management purposes as well.

Response:

The Company respectfully acknowledges the Staff's comment and has adjusted its disclosure to clarify that Adjusted Profit is a measure used by management for understanding the net results of the business excluding distributions of dividends to the Company’s quotaholders in light of the Company’s historical practice of distributing dividends to its partners.

Risk Factors

We are subject to risks related to conflicts of interest, page 54

5.	We note your disclosures that you have made and expect to continue to make principal investments alongside your investors and that you intend to use a portion of the proceeds in order to increase your investments alongside your investors. Please describe to us, and make revisions to your risk factor section as appropriate, whether on occasion your financial interests may be in conflict with the financial interests of your clients. Please tell us about the internal protocols you have in order to manage any potential or actual such conflicts of interests specific related to investing alongside your clients.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 60 of Amendment No. 1 in response to clarify the risks related to potential conflicts of financial interests with its clients in connection with co-investments alongside the Company’s investors as well as the Company’s internal protocols to manage such conflicts of interest.

Management's Discussion and Analysis of Financial Condition and Results of Operations Evolution of AUM by Segment, page 99

6.	We note from your use of proceeds disclosure on page 75 that you intend to use some net proceeds from this offering to fund investments in your own products alongside your investors. Please clarify whether your Evolution of AUM by Segment amounts currently include your own investments alongside your investors, and revise to disclose and

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quantify such impacts to the extent that they are material to an investor's understanding of your AUM flows.

Response:

The Company respectfully acknowledges the Staff's comment and advises the staff that the current investments made by the Company alongside its investors are not meaningful as a share of total AUM and the Company has revised its disclosure to clarify that such co-investment amounts are not meaningful.

7.	Please expand your disclosures here or elsewhere to provide an evolution of total AUM for a holistic roll-forward view in addition to the disaggregated segment views you currently provide.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 109 and 110 of Amendment No. 1 in response to the above comment to provide the evolution of total AUM for the periods presented.

Industry Overview, page 119

8.	Please indicate whether you contributed any payment for the creation of any of the third party industry information you utilize in this section. Also indicate if you have any affiliations with the named entities.

Response:

The Company respectfully acknowledge the Staff's comment and advises that Staff that the Company did not commission or pay for any of the third party information presented in Draft Registration Statement, nor does the Company have any affiliations with any of the third party sources referenced in the Draft Registration Statement.

Our Founding and Evolution, page 140

9.	We note that based on certain data sources you have extrapolated certain conclusions regarding your impact on Brazil. Please revise your second bullet point in order to better explain how investing in other companies would have made you the ninth largest employer in Brazil. In addition, please provide more detail by quantifying how many of the 65,000 jobs generated by the companies in which you invest were a result of your investment. For example, please disclose the capital investment you made in those companies compared by the capital invested by non-affiliates in order to quantify your direct impact. Also quantify how you determine that you are a "leading independent asset manager," with "leading franchises." In addition, please ensure that the claims you make regarding your impact and standing within your industry are clearly connected to the data sources you cite and utilize.

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Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 156 and 157 of Amendment No. 1 in response to the above comment to quantify statements related to the Company’s position as a leading asset manager. The Company has also qualified the statement related to its operation of leading franchises in particular segments of the asset management industry as to the Company’s belief. In addition, the company has removed certain statements regarding the Company’s impact on the Brazilian labor market.

Business

Competitive Strengths

We have an established and recognized track record of achieving returns..., page 143

10.	We note your disclosure on page 144 of the performance of selected funds against benchmarks. Please enhance your disclosure to give some context of how these funds were selected and how they fit into the broader portfolios of their respective categories; e.g., their proportion of AUM, investment funds, or revenue, or another metric that helps link and quantify these funds within each segment.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 158 of Amendment No. 1 in response to the above comment to provide context for how these funds were selected and how they fit into the broader portfolios of their respective categories.

Management

Compensation of Directors and Officers, page 174

11.	Please disclose the total amount set aside or accrued by you to provide pension, retirement or other similar benefits for your executive officers and directors during the most recently completed fiscal year. Refer to Item 6.B.2 of Form 20-F.

Response:

The Company respectfully acknowledges the Staff's comment and advises the staff that its directors and executive officers do not receive pension, retirement or similar benefits. The Company has revised the disclosure on page 188 of Amendment No. 1 to disclose that no such benefits accrue to its directors and executive officers and consequently no such amounts have been accrued by the Company.

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Explanatory Note to the Financial Statements, page 215

12.	We note your disclosure that the financial statements presented are those of Vinci Partners Brazil, but the entity listed on the financial statements is Vinci Partners Investimentos Ltda. Please clarify and revise to disclose whether these two entities are the same.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 231 of Amendment No. 1 in response to the above comment to clarify in this section that Vinci Partners Brazil is the same entity as Vinci Partners Investimentos Ltda.

Notes to the Financial Statements

23 Subsequent Events, page F-75

13.	We note the Entity paid dividends to the quotaholders in the amount of R$71,648 in January 2020. Please tell us how you considered SAB Topic 1:B.3 in determining how to present such dividends.

Response:

The Company respectfully acknowledges the Staff's comment and respectfully advises the staff that the Company considered the Staff’s position under SAB Topic 1.B.3. that "dividends either be given retroactive effect in the balance sheet with appropriate footnote disclosure, or reflected in a pro forma balance sheet." Notwithstanding the Staff’s position under SAB Topic 1.B.3, paragraph 12 of IAS 10 under International Financial Reporting Standards as issued by the International Accounting Standard Board precludes giving retroactive effect to dividends declared subsequent to the balance sheet date. As regards the alternative for reflecting dividends declared subsequent to the balance sheet date in a pro forma balance sheet, the Company believes that any such presentation would be moot, as Amendment No. 1 presents the Company’s most recent balance sheet dated as of September 30, 2020, which reflects dividends declared after December 31, 2019.

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Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Drew Glover at 650-644-5787 or drew.glover@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

7	November 24, 2020

cc:	Alessandro Monteiro Morgado Horta, Chief Executive Officer of Vinci Partners Investments Ltd.

Sergio Passos, Chief Financial Officer/Chief Operating Officer of Vinci Partners Investments Ltd.

Guilherme Valle, PricewaterhouseCoopers Auditores Independentes